

June 2, 2021

Zheng Xu
Chief Executive Officer
Missfresh Ltd
3rd Floor, Block A, Vanke Times Center
No. 9 Wangjing Street, Chaoyang District
Beijing 100016
The People's Republic of China

Re: Missfresh Ltd
      Amendment No. 2 to Draft Registration Statement on Form F-1
      Submitted May 21, 2021
      CIK No. 0001851682

Dear Mr. Xu:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted May 21, 2021

Results of Operations
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020, page 98

1.   We note your disclosure that "[o]ur net revenues decreased by 9.4% from RMB1,689.8 million in the three months ended March 31, 2020 to RMB1,530.2 million (US$233.6 million) in the three months ended March 31, 2021, which was primarily due to increased customer online grocery shopping demand due to COVID-19 pandemic impact in the three months ended March 31, 2020." Please clarify your disclosure, if true, to make

Zheng Xu
Missfresh Ltd
June 2, 2021
Page 2

explicit that the quarter-to-quarter reduction in net revenue was due to a decrease in customer demand in online grocery shopping, which in turn was due to a decrease in the impact of the COVID-19 pandemic in the markets that you serve.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Z. Julie Gao